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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22142

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.H. REAVES & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 EXCHANGE PLACE, 18TH FLOOR
(No. and Street)

JERSEY CITY	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID M. PASS 201-793-2364
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANCHIN, BLOCK AND ANCHIN LLP
(Name – *if individual, state last, first, middle name*)

1375 BROADWAY	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ps

OATH OR AFFIRMATION

I, DAVID M. PASS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.H. REAVES & CO., INC., as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAUREN S. BARR
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 2409988
MY COMMISSION EXPIRES JULY 1, 2021

Notary Public

Signature

CHIEF FINANCIAL OFFICER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To W.H. Reaves & Co., Inc.:

We have audited the accompanying statement of financial condition of W.H. Reaves & Co., Inc. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of W.H. Reaves & Co., Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of W.H. Reaves & Co., Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

New York, N.Y.
February 27, 2017

W. H. REAVES & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets

Cash and cash equivalents		$	2,574,791
Receivables from clearing organizations			287,086
Advisory fee receivable			1,676,294
Deposits with clearing organizations			100,000
Exchange memberships			2,200
Property and equipment, net			610,594
Other assets			573,530
Total Assets		$	5,824,495

Liabilities and Stockholders' Equity

Liabilities				
Accounts payable and accrued expenses	$	1,519,794		
Bonuses payable		342,639		
Deferred rent liability		537,761		
Total liabilities			$	2,400,194
Stockholders' Equity				
Common stock, $1 par value:				
Authorized - 18,200 voting and 1,800 nonvoting shares				
Issued and Outstanding-2,430 shares-Class A Voting		2,430		
Issued and Outstanding-20 shares-Class B Non- Voting		20		
Additional paid-in capital		2,173,416		
Retained earnings		1,248,435		
Total Stockholders' Equity				3,424,301
Commitments and Contingencies				
Total Liabilities and Stockholders' Equity			$	5,824,495

See accompanying notes to the statement of financial condition

---

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

W.H. Reaves & Co., Inc. (the "Company") is registered as a broker/dealer in securities under the Securities Exchange Act of 1934 and maintains a license with the New York Stock Exchange (the "Exchange").

Description of Business

The Company acts primarily as an investment advisor on a discretionary basis and trades mostly in equity securities for its officers and directors and customer accounts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Financial Statement Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Advisory fees are generally received monthly or quarterly and are recognized on a pro rata basis based on the terms of the customer agreements, net of referral fees. The Company earns commission revenues arising from securities transactions entered into for its officers, directors and customers. Commissions are recorded on a settlement date basis, which is not materially different from a trade date basis.

Depreciation and Amortization

Furniture and fixtures are stated at cost. Depreciation is computed by straight-line and accelerated methods over the estimated useful lives of the assets.

Leasehold improvements are amortized over the lesser of the term of the related lease or the estimated useful lives of the assets.

Income Taxes

The Company is an S corporation for Federal and New Jersey state tax purposes, whereby the Company's income is taxed at the Stockholder level.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company maintains minimum regulatory net capital, as defined, equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2016, the Company had net capital of $561,594 which was $401,581 in excess of its required minimum net capital of $160,013. The Company's ratio of aggregate indebtedness to net capital was 4.27 to 1.

The Company is exempted from SEC rule 15c3-3 pursuant to exemption provisions of sub-paragraph (k)(2)(ii).

NOTE 3 - PROPERTY AND EQUIPMENT

Property and Equipment consist of the following:

	December 31, 2016
Furniture and fixtures	$ 206,940
Computers	93,983
Lease Hold Improvements	433,797
	734,720
Less: accumulated depreciation	(124,126)
	$ 610,594

NOTE 4 - STOCKHOLDERS' AGREEMENT

Under the terms of a stockholders' agreement, upon their death or disability, the Company may be required to purchase the shares owned by stockholders. The purchase amount is based upon a percentage of the book value of the Company, as defined in the agreement.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Profit-Sharing Plan

The Company has a Profit Sharing Plan ("Plan") covering substantially all of its employees and some past employees. Only full-time employees are eligible to fully participate in the Plan. Contributions to the Plan, included in employee compensation and benefits, are at the discretion of the Board of Directors.

Leases

The Company leases office space under an operating lease that expires May of 2026. This lease requires the Company to pay additional rentals for increases in operating expenses and real estate taxes. The minimum payments under this lease increase in 2021. The lease also provides for a free rent period and additional rent credits. The Company also leases office space at another location.

A deferred rent liability representing the cumulative difference between the rent paid and the amount recognized under the straight-line method of accounting has been recorded.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2016 are as follows:

Year Ending December 31,	Operating Leases
2017	$ 353,885
2018	353,885
2019	353,885
2020	353,885
2021	371,579
Thereafter	1,696,963
Total minimum lease payments	$3,484,082

NOTE 5 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Cash Credit Risk Concentrations

The Company maintains accounts in banks located primarily in the tri-state metropolitan area. All cash deposits are insured by FDIC for up to $250,000 per account. Any additional amounts are secured by the good faith and credit of the financial institution. At December 31, 2016, the Company had balances in excess of insured limits totaling $2,119,622. The Company has not experienced any losses in such accounts.

Legal Matters

The Company was party to an arbitration with an investment banking firm, which alleged, among other matters, breach of implied contract and unjust enrichment. During 2016, a settlement was reached whereas that claim was withdrawn in return for the Company not to pursue any claims against that investment banking firm. There was no monetary component to the settlement.

NOTE 6 - RELATED PARTIES

Two employees of the Company have an incentive arrangement whereby they are entitled to a certain percentage of a portion of the advisory fee revenue earned by the Company in a given year. At December 31, 2016, approximately $15,000 was payable.

At December 31, 2016, approximately $21,000 of advisory fees was due to the Company from family members of officers/directors of the Company.

NOTE 7 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 27, 2017, which is the date the financial statements were available to be issued.